August 22, 2006

Mail Stop 6010

Daniel Kramer
1802 North Carson Street, Suite 212
Carson City, Nevada 89701

> **Re: Cartan Holdings Inc.**
> **Registration Statement on Form SB-2**
> **Filed July 26, 2006**
> **File No. 333-136049**

Dear Sir/Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please number your pages in the next amendment.

Registration Statement Cover Page

2.   Please include an I.R.S. Employer Identification Number in the next amendment.

Prospectus Cover Page

3.   Disclose the percentage of outstanding shares that are being registered for resale. Also disclose the percentage of shares being registered for resale that are being offered by family members of your CEO.

4.   Please disclose whether you have restricted this offering to certain states.

Summary

5.   Clarify here that your president holds the mineral claim in trust for the registrant and the reasons for this arrangement. If this presents any adverse consequences to potential investors, briefly discuss here.

6.   Please disclose whether there are any future payment requirements relating to the mineral claim.

7.   Please describe in more detail what it means to "stake this property for us by way of government filing." Also, define the term "economic mineralization" so that the meaning is clear to investors.

8.   Please describe in the summary, if true, that you have no known reserves on the property.

Summary Financial Information

9.   We note that you disclose total assets of $23,045 in the summary financial information. Please reconcile this amount with the total assets on your balance sheet of $24,045. Revise as necessary.

Risk Factors

10.   Add a risk factor describing the risks of having only one individual who serves as President, CEO, Secretary, Treasurer and sole Director and having no other employees.

Selling Shareholders

11.   State the price the selling shareholders paid to acquire their shares.

Description of Business

Property Acquisition

12.   Expand to discuss in more detail the consequences of Ms. Momahed-Lakhani holding the property "in trust" for the registrant. Explain what steps you need to take to register as an extra-provincial company in British Columbia in order to register the claim in the name of the registrant.

13.   Please clearly disclose whether there are any conditions you must meet to keep these claims; and whether there are any requirements to pay any royalties, or other underlying agreements or interests in the property. Revise to fully discuss the material terms of your land or mineral right securing agreements. Refer to paragraph (b)(2) of Industry Guide 7.

14.   Insert a small-scale map showing the location and access to your property. Note that SEC's EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900.

Description of Property

15.   Please describe your "operating lease for office property" referred to in notes 3 and 5 to the financial statements.

Financial Statements, page F-1

General

16.   Please update the financial statements, if necessary, as required by Item 310 of Regulation S-B.

17.   Include updated accountant's consents with all amendments to the filing.

Statement of Stockholders' Equity, page F-5

18.   We reference the discussion of the 5 million shares issued on May 11, 2005 in Part II. If this is included in the issuance on December 3, 2005 in the statement of stockholders' equity please revise to separately disclose this issuance on the correct date. The disclosures in Note 6 should also be revised accordingly.

Note 1. Nature of Operations and Continuance of Business, page F-6

19.   We note your discussion regarding the Company's ability to continue as a going concern. Please revise to include a detailed discussion of the Company's viable plan of operations, including your anticipated exploration funding program and expected costs, financing needs and sources of financing in accordance with FRC 607.02. The specific plans to address the threat of the going concern issues and the plans to resolve the doubts about the entity's continued existence should also be discussed. You should also discuss the expected impact if you are not able to raise the necessary financing.

Note 6. Common Stock, page F-9

20.   We note your disclosure that you issued 2,000,000 shares of common stock at a price of $0.10. Please reconcile the per share price with the total cash proceeds disclosed of $20,000 and the statement of stockholders' equity which discloses a per share price of $0.01. Revise as necessary.

Exhibits

21.   Please file the mineral claim acquisition agreement, the trust agreement, and the geological report as exhibits.

22.   Provide as an exhibit, a written consent from any experts including Mr. James McLeod, whose geological report you cite. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

23.   Please file an opinion of counsel on the legality of the securities being registered pursuant to Item 601(b)(5) of Regulation S-B.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or in her absence, Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director